SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary Decisions of 164th EGM

In accordance with the provisions of section III of article 30 of CVM Instruction 480/2009, we hereby inform that the Eletrobras shareholders, meeting today, resolved the following about the subject matters of the agenda of the 164th Extraordinary General Meeting:

Agenda*	Deliberation
1

Approved, by majority, the extension of the concession of the subsidiary CELG Distribuição – CELG D ANEEL number 063/2000, under Decree number 8,461 of June 2nd, 2015, Order of the National Electric Energy Agency number 3,540 of October 20th 2015, the Oficial Letter Number 3/2015-SE-MME and contractual instrument draft released by ANEEL.

2

As per requested by the majority shareholder, this iten was removed of the agenda the matter concerning the extension of the concession of the subsidiary Companhia Energetica do Piaui - CEPISA ANEEL number 004/2001, under Decree number 8,461 of June 2, 2015, Order of the Agência Nacional de Energia Elétrica number 3,540, of October 20, 2015, the Letter Number 3/2015-SE-MME and contractual instrument draft released by ANEEL;

3

As per requested by the majority shareholder, this iten was removed of the agenda the matter concerning the extension of the concession of the subsidiary Companhia Energética de Alagoas – CEAL número ANEEL 007/2001, under Decree number 8,461 of June 2, 2015, Order of the Agência Nacional de Energia Elétrica number 3,540, of October 20, 2015, the Letter Number 3/2015-SE-MME and contractual instrument draft released by ANEEL;

4

As per requested by the majority shareholder, this iten was removed of the agenda the matter concerning the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE número ANEEL 006/2001, under Decree number 8,461 of June 2, 2015, Order of the Agência Nacional de Energia Elétrica number 3,540, of October 20, 2015, the Letter Number 3/2015-SE-MME and contractual instrument draft released by ANEEL;

5

As per requested by the majority shareholder, this iten was removed of the agenda the matter concerning the extension of the concession of the subsidiary Centrais Elétricas de Rondônia S.A - CERON número ANEEL 005/2001, under Decree number 8,461 of June 2, 2015, Order of the Agência Nacional de Energia Elétrica number 3,540, of October 20, 2015, the Letter Number 3/2015-SE-MME and contractual instrument draft released by ANEEL;

Summary Decisions of 164th EGM

6

As per requested by the majority shareholder, this iten was removed of the agenda the matter concerning the extension of the concession of the subsidiary Boa Vista Energia S.A número ANEEL 021/2001, under Decree number 8,461 of June 2, 2015, Order of the Agência Nacional de Energia Elétrica number 3,540, of October 20, 2015, the Letter Number 3/2015-SE-MME and contractual instrument draft released by ANEEL;

7

As per requested by the majority shareholder, this iten was removed of the agenda the matter concerning the extension of the concession of the subsidiary Amazonas Distribuidora de Energia S.A número ANEEL 020/2001, under Decree number 8,461 of June 2, 2015, Order of the Agência Nacional de Energia Elétrica number 3,540, of October 20, 2015, the Letter Number 3/2015-SE-MME and contractual instrument draft released by ANEEL;

8

Approved by a majority, the sale of shareholding control of CELG Distribuição S.A.- CELG D in privatization auction to be organized by BM&FBOVESPA, according to the minimum price and conditions set forth in Resolution 11/2015 of the Conselho Nacional de Desestatização - CND (National Privatization Council), subject to the approval of ANEEL for the renegotiation of the CELG D debt, in foreign currency, related to the Itaipu account, to be converted into national currency, with monthly compensation by variation of the SELIC rate and payment within 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13,182/ 2015, November 3rd, 2015.

9

As per requested by the majority shareholder, this iten was removed of the agenda of the matter regarding the immediate steps for the sale of the equity control until the end of 2016 of the subsidiaries Companhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, being approved, however, by a majority, the immediate steps for sale of the equity control Celg Distribuição S.A.- CELG D by the end of 2016;

10

As per requested by the majority shareholder, this iten was removed from the agenda the matter concerning the immediate steps to enable, by the end of 2016, the capital increase in the subsidiaries Companhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A, by the controller shareholder Federal Government, through the assignment of preemptive rights by Eletrobras, in compliance with Law 6,404/ 1976 and Decree 1,091/1994.

Summary Decisions of 164th EGM

* The Agenda of the 164ª EGM, according to Management Proposal published in November 26, 2015: 1. Deciding on the extension of the concession of the subsidiary Celg Distribuição S.A. - CELG D,No. ANEEL 063/2000, under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, LetterNo. 3/2015-SE-MME and contractual instrument draft released by ANEEL; 2. Deciding on the extension of the concession of the subsidiary Companhia Energética do Piaui - CEPISA No. ANEEL 004/2001, under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; 3. Deciding on the extension of the concession of the subsidiary Companhia Energética de Alagoas - CEAL No. ANEEL 007/2001, under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; 4. Deciding on the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE No. ANEEL 006/2001, under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; 5. Deciding on the extension of the concession of the subsidiary Centrais Elétricas de Rondônia S.A. - CERON No. ANEEL 005/2001, under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; 6. Deciding on the extension of the concession of the subsidiary Boa Vista Energia S.A.No. ANEEL 021/2001, under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; 7. Deciding on the extension of the concession of the subsidiary Amazonas Distribuidora de Energia S.A.No. ANEEL 020/2001, under Decree No. 8.461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; 8. Approving the disposal of shareholding control of CELG Distribuição S.A. - CELG D in a privatization auction to be organized by BM&FBOVESPA, according to minimum price and conditions set forth in Resolution No. 11/2015 of the National Privatization Council (CND), subject to (i) the approval of the subject matter of item 1 of the agenda and; (ii) approval by ANEEL for the renegotiation of the CELG D debt, in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by the variation of the SELIC and payment in no later than 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13,182 / 2015, November 3, 2015. 9. Adopt immediate measures to sell, by the end of 2016, the shareholding controlofCompanhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; CentraisElétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; Amazonas Distribuidora de Energia S.A e Celg Distribuição S.A.- CELG D, under the applicable law to the National Privatization Plan, in particular the Law No. 9,491/1997; and

Summary Decisions of 164th EGM

10. Adopt immediate measures to enable, by the end of 2016, the capital increase in the subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; CentraisElétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A, by the controlling shareholder, the Federal Government, through the assignment of preemptive rights by Eletrobras, under Law 6,404/1976 and Decree 1,091/1994, in order to reach the goals required for the extension of each distribution concession.

The complete minutes of the 164th Extraordinary General Meeting, accompanied by any explanations of votes, discordance or protest shall be filed within a period of up to 7 working days, from this date, the Company's website (http://www.eletrobras.com/elb/age/), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Rio de Janeiro, December 28, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.